TOTALIGENT, INC.

3651 FAU Blvd, Suite 400

Boca Raton, FL 22431

May 7, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Totaligent, Inc. Registration Statement on Form S-1 File No. 333-286843

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Totaligent, Inc., a Delaware corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on Friday, May 9, 2025, or as soon thereafter as is practicable.  Please call our counsel, David Ficksman of TroyGould PC at 818 469 4200 to provide notice of effectiveness.

Very truly yours, TOTALIGENT, INC.

By:	/s/ Edward C. DeFeudis
Edward C. DeFeudis
Chief Executive Officer